Exhibit 99.2

Additional Information: Company Balance Sheets (Parent Company Only)

		December 31,
	Note	2025	2024
		(in US$’000)
Assets
Current assets
Cash and cash equivalents		99	98
Other receivables, prepayments and deposits		552	961
Total current assets		651	1,059
Investments in subsidiaries		1,286,965	817,364
Total assets		1,287,616	818,423
Liabilities and shareholders’ equity
Current liabilities
Other payables and accruals		49,540	58,116
Income tax payable		—	48
Total current liabilities		49,540	58,164
Other non-current liabilities		150	330
Total liabilities		49,690	58,494
Commitments and contingencies	17

Company’s shareholders’ equity
Ordinary shares; $0.10 par value; 1,500,000,000 shares authorized; 872,327,620 and 871,601,095 shares issued at December 31, 2025 and 2024 respectively	18	87,233	87,160
Additional paid-in capital		1,533,868	1,517,526
Accumulated losses		(378,643)	(833,172)
Accumulated other comprehensive loss		(4,532)	(11,585)
Total Company’s shareholders’ equity		1,237,926	759,929
Total liabilities and shareholders’ equity		1,287,616	818,423

Dividends

No dividend has been declared or paid by the Company since its incorporation.

Directors’ Remuneration

Directors’ remuneration disclosed pursuant to the Listing Rules, Section 383(1)(a), (b), (c) and (f) of the Hong Kong Companies Ordinance and Part 2 of the Companies (Disclosure of Information about Benefits of Directors) Regulation, is as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Fees:	845	675	615
Other remuneration
Salaries, allowances and benefits in kind	1,241	1,200	1,154
Pension contributions	109	105	101
Performance related bonuses	1,411	1,795	2,008
Share-based compensation expenses (note)	4,006	3,279	2,573
	6,767	6,379	5,836
	7,612	7,054	6,451

Note: During the years ended December 31, 2025, 2024 and 2023, certain directors were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 19. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2025, 2024 and 2023.

(i)	Independent non-executive directors

The fees paid to independent non-executive directors were as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Mok Shu Kam, Tony	113	116	115
Renu Bhatia (note (a))	105	59	—
Chaohong Hu (note (b))	99	9	—
Wong Tak Wai (note (c))	83	—	—
Paul Rutherford Carter (note (d))	77	117	117
Graeme Allan Jack (note (e))	70	111	111
Tan Shao Weng, Daniel (note (f))	18	—	—
Karen Jean Ferrante (note (g))	—	—	37
	565	412	380

The share-based compensation expenses of the independent non-executive directors were as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Mok Shu Kam, Tony	13	32	71
Paul Rutherford Carter (note (d))	(50)	32	71
Graeme Allan Jack (note (e))	(50)	32	71
Karen Jean Ferrante (note (g))	—	—	(101)
	(87)	96	112

Notes:

(a)	Appointed as an independent non-executive director on May 13, 2024.
(b)	Appointed as an independent non-executive director on November 21, 2024.
(c)	Appointed as an independent non-executive director on March 6, 2025.
(d)	Retired as an independent non-executive director on May 13, 2025. The amount also included $34,000 of other cash benefits paid to the director.
(e)	Retired as an independent non-executive director on May 13, 2025. The amount also included $30,000 of other cash benefits paid to the director.
(f)	Appointed as an independent non-executive director on October 15, 2025.
(g)	Retired as an independent non-executive director on May 12, 2023.

There were no other remunerations payable to independent non-executive directors during the years ended December 31, 2025, 2024 and 2023.

(ii)	Executive directors and non-executive directors

	Year Ended December 31, 2025
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total
	(in US$’000)
Executive directors
Weiguo Su	75	850	75	752	3,668	5,420
Cheng Chig Fung, Johnny	75	391	34	659	399	1,558
	150	1,241	109	1,411	4,067	6,978
Non-executive directors
Dan Eldar	130	—	—	—	13	143
Edith Shih	—	—	—	—	13	13
	130	—	—	—	26	156
	280	1,241	109	1,411	4,093	7,134

	Year Ended December 31, 2024
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total
	(in US$’000)
Executive directors
To Chi Keung, Simon (note (a))	32	—	—	—	(80)	(48)
Weiguo Su	75	820	72	1,282	2,746	4,995
Cheng Chig Fung, Johnny	75	380	33	513	453	1,454
	182	1,200	105	1,795	3,119	6,401
Non-executive directors
Dan Eldar	81	—	—	—	32	113
Edith Shih	—	—	—	—	32	32
	81	—	—	—	64	145
	263	1,200	105	1,795	3,183	6,546

	Year Ended December 31, 2023
	Fees	Salaries, allowances and benefits in kind	Pension contributions	Performance related bonuses	Share-based compensation	Total
	(in US$’000)
Executive directors
To Chi Keung, Simon	85	—	—	—	71	156
Weiguo Su (note (b))	75	805	71	1,500	1,659	4,110
Cheng Chig Fung, Johnny	75	349	30	508	589	1,551
	235	1,154	101	2,008	2,319	5,817
Non-executive directors
Dan Eldar	—	—	—	—	71	71
Edith Shih	—	—	—	—	71	71
	—	—	—	—	142	142
	235	1,154	101	2,008	2,461	5,959

Notes:

(a)	Retired as an executive director on May 17, 2024.
(b)	In connection with share options granted in the year ended December 31, 2016 under the 2015 Share Option Scheme, Dr. Weiguo Su was awarded retention bonuses payable when and if he exercised his options. During the year ended December 31, 2023, a retention bonus of US$5,225,000 was settled when he exercised such options, which amount is not included in the table above.

Five Highest-Paid Employees

The five highest-paid employees during the years ended December 31, 2025, 2024 and 2023 included the following number of directors and non-directors:

	Year Ended December 31,
	2025	2024	2023
Directors	2	2	2
Non-directors	3	3	3
	5	5	5

Details of the remuneration for the years ended December 31, 2025, 2024 and 2023 of the five highest-paid employees who are non-directors (the “Non-director Individuals”) were as follows:

	Year Ended December 31,
	2025	2024	2023
	(in US$’000)
Salaries, allowances and benefits in kind	1,327	1,172	1,506
Pension contributions	37	9	54
Performance related bonuses	1,365	1,577	1,909
Share-based compensation expenses (note)	728	2,008	3,226
	3,457	4,766	6,695

Note: During the years ended December 31, 2025, 2024 and 2023, the non-director Individuals were granted share options and LTIP awards in respect of their services to the Group under the share option schemes and LTIP of the Company, further details of which are set out in Note 19. The share-based compensation expenses were recognized in the consolidated statements of operations during the years ended December 31, 2025, 2024 and 2023.

The number of non-director Individuals whose remuneration fell within the following bands is as follows:

	Year Ended December 31,
	2025	2024	2023
HK$7,500,000 to HK$8,000,000	1	—	—
HK$8,500,000 to HK$9,000,000	1	1	—
HK$9,000,000 to HK$9,500,000	—	1	—
HK$10,000,000 to HK$10,500,000	1	—	—
HK$12,000,000 to HK$12,500,000	—	—	1
HK$15,500,000 to HK$16,000,000	—	—	1
HK$19,000,000 to HK$19,500,000	—	1	—
HK$24,000,000 to HK$24,500,000	—	—	1
	3	3	3

During the years ended December 31, 2025, 2024 and 2023, no remuneration was paid by the Group to any directors or non-director Individuals as an inducement to join the Group or as compensation for loss of office. Additionally, none of the directors or non-director Individuals have waived any remuneration during the years ended December 31, 2025, 2024 and 2023.

Reconciliation between US GAAP and International Financial Reporting Standards

These consolidated financial statements are prepared in accordance with US GAAP, which differ in certain respects from International Financial Reporting Standards (“IFRS”). The effects of material differences prepared under US GAAP and IFRS are as follows:

(i) Reconciliation of consolidated statements of operations

	Year Ended December 31, 2025
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Amounts under IFRS
	(in US$’000)
Cost of goods — third parties	(291,360)	9	—	—	(291,351)
Research and development expenses	(148,295)	46	—	(16,109)	(164,358)
Selling expenses	(36,306)	22	—	—	(36,284)
Administrative expenses	(66,722)	51	—	—	(66,671)
Total operating expenses	(587,672)	128	—	(16,109)	(603,653)
Gain on divestment of an equity investee	476,896	18	(151)	—	476,763
Interest expense	(2,865)	(193)	—	—	(3,058)
Other expense	(5,767)	33	—	—	(5,734)
Total other income/(expense)	60,955	(160)	—	—	60,795
Income/(loss) before income taxes and equity in earnings of equity investees	498,691	(14)	(151)	(16,109)	482,417
Equity in earnings of equity investees, net of tax	22,651	7	(75)	—	22,583
Net income	457,732	(7)	(226)	(16,109)	441,390
Less: Net income attributable to non-controlling interests	(823)	3	—	25	(795)
Net income attributable to the Company	456,909	(4)	(226)	(16,084)	440,595

	Year Ended December 31, 2024
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Amounts under IFRS
	(in US$’000)
Cost of goods — third parties	(294,918)	59	—	(294,859)
Research and development expenses	(212,109)	96	—	(212,013)
Selling expenses	(48,617)	29	—	(48,588)
Administrative expenses	(64,296)	82	—	(64,214)
Total operating expenses	(673,906)	266	—	(673,640)
Interest expense	(2,872)	(219)	—	(3,091)
Other expense	(4,884)	36	—	(4,848)
Total other income/(expense)	42,598	(183)	—	42,415
Income/(loss) before income taxes and equity in earnings of equity investees	(1,107)	83	—	(1,024)
Equity in earnings of equity investees, net of tax	46,469	14	(57)	46,426
Net income	38,170	97	(57)	38,210
Less: Net income attributable to non-controlling interests	(441)	(2)	—	(443)
Net income attributable to the Company	37,729	95	(57)	37,767

	Year Ended December 31, 2023
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Amounts under IFRS
	(in US$’000)
Cost of goods — third parties	(331,984)	66	—	(331,918)
Research and development expenses	(302,001)	106	—	(301,895)
Selling expenses	(53,392)	46	—	(53,346)
Administrative expenses	(79,784)	89	—	(79,695)
Total operating expenses	(819,624)	307	—	(819,317)
Interest expense	(759)	(281)	—	(1,040)
Other expense	(8,402)	63	—	(8,339)
Total other income/(expense)	39,933	(218)	—	39,715
Income/(loss) before income taxes and equity in earnings of equity investees	58,308	89	—	58,397
Equity in earnings of equity investees, net of tax	47,295	(1)	307	47,601
Net income	101,094	88	307	101,489
Less: Net income attributable to non-controlling interests	(314)	(19)	—	(333)
Net income attributable to the Company	100,780	69	307	101,156

(ii) Reconciliation of consolidated balance sheets

	December 31, 2025
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Issuance costs (note (d))	LTIP classification (note (e))	Amounts under IFRS
	(in US$’000)
Right-of-use assets	3,027	(86)	—	—	—	—	2,941
Investment in equity investees	10,865	(1)	24	—	—	—	10,888
Total assets	1,753,097	(87)	24	—	—	—	1,753,034

Other payables and accruals	208,892	—	—	—	—	(883)	208,009
Total current liabilities	315,775	—	—	—	—	(883)	314,892
Total liabilities	501,835	—	—	—	—	(883)	500,952

Additional paid-in capital	1,533,868	—	—	—	(697)	883	1,534,054
Accumulated losses	(378,643)	(86)	24	—	697	—	(378,008)
Accumulated other comprehensive loss	(4,532)	11	—	—	—	—	(4,521)
Total Company’s shareholders’ equity	1,237,926	(75)	24	—	—	883	1,238,758
Non-controlling interests	13,336	(12)	—	—	—	—	13,324
Total shareholders’ equity	1,251,262	(87)	24	—	—	883	1,252,082

	December 31, 2024
		IFRS adjustments
	Amounts as reported under US GAAP	Lease amortization (note (a))	Tax effects of intercompany unrealized profit (note (b))	Capitalization of rights (note (c))	Issuance costs (note (d))	LTIP classification (note (e))	Amounts under IFRS
	(in US$’000)
Right-of-use assets	4,497	(52)	—	—	—	—	4,445
Investment in equity investees	77,765	(22)	246	—	—	—	77,989
Other non-current assets	12,443	—	—	14,815	—	—	27,258
Total assets	1,274,196	(74)	246	14,815	—	—	1,289,183

Other payables and accruals	256,124	—	—	—	—	(493)	255,631
Total current liabilities	376,562	—	—	—	—	(493)	376,069
Total liabilities	502,343	—	—	—	—	(493)	501,850

Additional paid-in capital	1,517,526	—	—	—	(697)	493	1,517,322
Accumulated losses	(833,172)	(82)	250	16,084	697	—	(816,223)
Accumulated other comprehensive loss	(11,585)	16	(4)	(1,294)	—	—	(12,867)
Total Company’s shareholders’ equity	759,929	(66)	246	14,790	—	493	775,392
Non-controlling interests	11,924	(8)	—	25	—	—	11,941
Total shareholders’ equity	771,853	(74)	246	14,815	—	493	787,333

Notes:

(a)	Lease amortization

Under US GAAP, for operating leases, the amortization of right-of-use assets and the interest expense element of lease liabilities are recorded together as lease expenses, which results in a straight-line recognition effect in the consolidated statements of operations.

Under IFRS, all leases are accounted for like finance leases where right-of-use assets are generally depreciated on a straight-line basis while lease liabilities are measured under the effective interest method, which results in higher expenses at the beginning of the lease term and lower expenses near the end of the lease term.

(b)	Tax effects of intercompany unrealized profit

Under US GAAP, deferred taxes for unrealized profit resulting from intercompany sales of inventory is not recognized.

Under IFRS, deferred taxes for unrealized profit resulting from an intercompany sale of inventory is recognized at the buyer’s tax rate.

(c)	Capitalization of development and commercial rights

Under US GAAP, the acquired development and commercial rights do not meet the capitalization criteria as further development is needed as of the acquisition date and there is no alternative future use. Such rights are considered as IPR&D and were expensed to research and development expenses.

Under IFRS, the acquired development and commercial rights were capitalized to intangible assets. The recognition criterion is always assumed to be met as the price already reflects the probability that future economic benefits will flow to the Group. For the year ended December 31, 2025, the intangible asset was impaired after completing an impairment assessment.

(d)	Issuance costs

Under US GAAP and IFRS, there are differences in the criteria for capitalization of issuance costs incurred in the offering of equity securities.

(e)	LTIP classification

Under US GAAP, LTIP awards with performance conditions are classified as liability-settled awards prior to the determination date as they settle in a variable number of shares based on a determinable monetary amount, which is determined upon the actual achievement of performance targets. After the determination date, the LTIP awards are reclassified as equity-settled awards.

Under IFRS, LTIP awards are classified as equity-settled awards, both prior to and after the determination date, as they are ultimately settled in ordinary shares or the equivalent ADS of the Company instead of cash.